FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

YPF Sociedad Anónima

Item
1	English translation of letter to the Buenos Aires Stock Exchange and the National Securities Commission of Argentina, dated November 8, 2006, regarding financial statements as of September, 30 2006

Buenos Aires, November 8, 2006

Messrs.

Buenos Aires Stock Exchange

National Securities Commission of Argentina

Ref.: Financial Statements as of September 30, 2006

Please find attached the results for the nine-month period ending September 30, 2006, which have been approved by the Board of Directors of the Company, in its meeting held on November 8, 2006. Here in below you will find the relevant information related to the YPF Financial Statements

Income (Millions of pesos - Prevailing exchange rate Ps. 3.08 = US$ 1)

Net Profit before income tax	5.746
Income Tax	(2.031)

Net income for the nine month period ended September 30,2006	3.715

Shareholders’ Equity as of September 30, 2006 (in Million of Pesos)

Shareholders’ Contributions
Subscribed Capital	3.933
Adjustment to Contributions	7.281
Issuance Premiums	640	11.854

Legal Reserve		1.797
Deferred Earnings		(111)
Reserve for future dividends		2.710
Retained Earnings		7.540

Total Shareholders’ Equity		23.790

Also, it should be considered that during the nine -month period ended September 30, 2006, the following facts have taken place:

■	Investments on Fixed Assets rose to Ps.3,460 million, 46% higher than in the same period of year 2005.

■	YPF S.A. exports amounted to Ps. 6,716 million after hydrocarbon export withholdings, 8% higher than in the same period of year 2005.

■	Taxes, contributions and royalties paid to National Government and provinces amounted to Ps 8,978 million.

Item O – Shares which belong to the controlling group

As September 30, 2006, the amount of shares that belong to the controlling group of shareholders was 389,543,836 shares, Class D, representing the 99.04% over the capital stock.

Sincerely yours,

by YPF S.A.

Carlos A. Olivieri

Economic-Financial Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 10, 2006	By:	/s/ Carlos Olivieri
	Name:	Carlos Olivieri
	Title:	Chief Financial Officer